EXHIBIT 99.1

Nebius Group N.V. Announces
Official Name Change and New Ticker Symbol

AMSTERDAM, the Netherlands — August 20, 2024 — Nebius Group N.V. (NASDAQ: NBIS; formerly known as Yandex N.V.), the Dutch parent company of the Nebius Group, today announced the completion of its name and stock ticker change from Yandex N.V. (NASDAQ: YNDX).

As of August 21, 2024, all stock trading, filings, and market related information will be reported under the new symbol NBIS. Trading in the Class A shares remains suspended at this time. The CUSIP and ISIN for the Class A shares will remain unchanged. This change in name and ticker symbol will not impact the group’s operations, management or structure. Shareholders are not required to take any specific action regarding this change.

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For further information, please visit http://nebius.group or contact:

Nebius Group N.V.

Investor Relations
askIR@nebius.com

Media Relations
media@nebius.com